

Investor Presentation

Darden Restaurants, Inc.

March 31, 2014

TABLE OF CONTENTS

STARBOARD VALUE®

I. Executive summary

Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.

  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning.

  - We compile information from a variety of publicly available sources, including our own primary research, as well as interviews with industry executives, consultants, customers, partners, competitors, and other investors.

  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future.

- Starboard has been making active investments in public companies for over twelve years.

  - We generate returns through an increase in shareholder value at our portfolio companies.

  - Our interests are therefore directly aligned with those of all shareholders.

- Over the past twelve years, Starboard has added or replaced approximately 115 corporate directors on approximately 40 corporate boards.[1]

  - We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive.

- Although it is difficult to quantify the direct impact of change in board composition on stock price performance, in our experience it has had a material positive impact. According to 13D Monitor, a leading independent research provider on shareholder activism:

  - *"Starboard's average return on a 13D filing is 28.9% (versus an average of 8.8% for the S&P500 during the same time periods). However, when they have received a board seat, their average 13D return has been 34.3% versus 13.1% for the S&P500."* [2]

(1) Includes investments that Starboard's investment team managed while at Starboard's predecessor, Ramius Value and Opportunity Master Fund, Ltd.
(2) Statistics from 13D Monitor as of March 21, 2014. Past performance is not indicative of future results and no representation is being made herein that any investment will or is likely to achieve returns in line with historical data.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We have serious concerns about the Red Lobster Separation and shareholders have the right to be heard

We believe management is attempting to force through a poorly conceived and potentially value destructive separation of Red Lobster despite the objections of certain significant shareholders.

- On December 19, 2013 Darden Restaurants, Inc. ("Darden" or the "Company") announced that it would separate its Red Lobster business and it expects to accomplish this through a spin-off into a new public company (the "Red Lobster Separation").

- We believe this decision is a <u>hurried, reactive</u> attempt by management and the Board of Directors of Darden ("the Board"), in the face of shareholder pressure, to conveniently <u>cast off the weight</u> of the struggling Red Lobster business, rather than address the Company's serious operational issues head-on.
  - It appears that the Red Lobster Separation was designed to benefit management, not shareholders.
  - Management is targeting completion of the Red Lobster Separation prior to the 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting").

- We believe that not only is the decision to separate Red Lobster at this time a <u>mistake</u>, but that it is <u>irreversible</u> and could lead to <u>substantial destruction of shareholder value</u>.

The Red Lobster Separation may result in a permanent destruction of shareholder value.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We have serious concerns about the Red Lobster Separation and shareholders have the right to be heard (cont'd)

Shareholders should not trust management and the Board to rush this critical decision.

- We believe Darden has historically shown a blatant disregard for shareholder concerns, a propensity to silence critics, and is similarly now trying to avoid shareholder concerns and input when it comes to the Red Lobster Separation.

- Calling a Special Meeting will allow shareholders to demonstrate to management and the Board that they believe rushing this Red Lobster Separation is a mistake and could potentially destroy significant value.

- We will present a highly detailed and comprehensive plan to create value for shareholders through operational improvements and a separation of Darden into the most logical subsets of assets and restaurant concepts, but this value could be impaired if Red Lobster is spun off prematurely.

Given their poor track record, management and the Board should not be trusted to rush this critical and irreversible decision.

Please read this presentation as well as our accompanying presentation titled *A Primer on Darden's Real Estate*.

Please Consent to the calling of the Special Meeting on Starboard's <u>White Request Card</u> as soon as possible.

Management appears to be rushing to separate Red Lobster prior to the 2014 Annual Meeting

Management has proposed what we believe to be an ill-advised plan and appears to be rushing to complete a Red Lobster transaction before the 2014 Annual Meeting.

- Management appears to be targeting completion of the Red Lobster Separation prior to the 2014 Annual Meeting (expected for September, but based on the Company's recent Bylaw amendments they now may push it back to October or later).

- We are concerned that one reason Darden may be hurrying to complete the Red Lobster Separation prior to the 2014 Annual Meeting is to limit shareholders' ability to influence this critical transaction through the election of an alternate slate of directors.

- The Board recently instituted Bylaw changes designed to allow it to unilaterally delay the 2014 Annual Meeting.

    - It appears the Board is going to great lengths to ensure that shareholders DO NOT have a say in the Red Lobster Separation.

If management and the Board are left unchecked, shareholders will not have an opportunity to have their voices formally heard on the Red Lobster Separation.

STARBOARD VALUE®

We have serious concerns about the proposed Red Lobster Separation

Management's plan to spin off Red Lobster is the <u>wrong spin-off</u>, at the <u>wrong time</u>, for the <u>wrong reasons</u>.

- We, as shareholders, have serious concerns about Darden's proposed plan to separate Red Lobster and believe it could be both sub-optimal and value destructive.

- <u>Operational concerns</u>
  – Traffic, same-store-sales trends, and margins are the worst in years.
  – Management's announced initiatives to turn around Red Lobster are unimpressive and vague. Further, Red Lobster does not need to be a standalone company to effect change.

- <u>Timing concerns</u>
  – After decades running the brand, the Company is now attempting to rush through a separation during its worst period of performance.

- <u>Valuation concerns</u>
  – Based on Red Lobster's poor performance, we believe it will trade at a substantial discount to peers.
  – If Darden's multiple post-separation does not expand following a spin-off, we believe more than $800 million of shareholder value could be lost.

- <u>Real estate concerns</u>
  – By separating Red Lobster with its real estate, approximately $850 million of value could be destroyed, as shown on slide 52.

We have serious concerns as to management's true motives behind the Red Lobster separation and we <u>question whether their interests are aligned with shareholders.</u>

A Red Lobster Separation is <u>irreversible</u> and value could be <u>permanently</u> impaired – a shareholder discussion must occur <u>before</u> any sale or spin-off of Red Lobster.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Operational concerns: Red Lobster's profitability has declined substantially

Over the past 5 years, Red Lobster's EBITDA margins have declined from 11.9% to 9.3% due to same-store-sales declines and significant increases in operating expenses.

						12-months ended	FY 2014
Historical Operating Results							
($ in millions)							
Fiscal Year	**2009**	**2010**	**2011**	**2012**	**2013**	**11/24/2013**	**to date**
Sales	$2,625	$2,487	$2,520	$2,670	$2,625	$2,563	
Same-store-sales	*(2.2%)*	*(4.3%)*	*0.1%*	*4.9%*	*(2.2%)*	*(3.3%)*	*(6.2%)*
EBIT	$219	$201	$226	$204	$169	$116	
Margin	*8.4%*	*8.1%*	*8.9%*	*7.6%*	*6.4%*	*4.5%*	
EBITDA	$312	$296	$324	$311	$285	$238	
Margin	*11.9%*	*11.9%*	*12.8%*	*11.7%*	*10.9%*	*9.3%*	
SG&A	$258	$261	$280	$282	$296	$299	
% of sales	*9.8%*	*10.5%*	*11.1%*	*10.5%*	*11.3%*	*11.7%*	
Advertising	NA	NA	$135	$142	$168	NA	
% of sales	*NA*	*NA*	*5.3%*	*5.3%*	*6.4%*	*NA*	
Capex	$122	$97	$150	$177	$171	$185	

Why has <u>SG&A increased by $41 million</u> when <u>revenue has decreased by $62 million</u>?

Source: Company filings and Wall Street research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Timing concerns: We seriously question why management appears to be in such a rush to separate Red Lobster

Given Red Lobster's significant underperformance and temporary commodity price headwinds, we question why management appears to be rushing a separation.

- **Same-store-sales growth has declined from 5.9% in 3Q12 to (8.8%) in 3Q14.**



- **Traffic growth has declined from 1.2% in 3Q12 to (14.1%) in 3Q14.**



- **EBITDA margins have declined from 11.7% in 2012 to 9.3% 12-months ended 11/24/2013.**



> **Red Lobster's key operating metrics continue to get worse**
>
> **This trend will create difficulties for standalone Red Lobster ("New Red Lobster") management, who will need to turn around the brand in the public spotlight**

After owning Red Lobster for decades, why is now the right time to rush through a separation, especially in light of objections from some of the Company's largest shareholders?

Source: Company filings and Wall Street equity research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Valuation concerns: New Red Lobster is likely to trade at a substantial discount to casual dining peers

We believe, and sell-side analysts appear to agree, that a standalone Red Lobster would have trouble attracting an investor base.

- Red Lobster, as a standalone public Company, given its lack of unit growth, declining same-store-sales, declining margins, and commodity price headwinds, is likely to trade at a substantial discount to casual dining peers.

> "We find it difficult to believe many long only investors would have any interest in a standalone RL and <u>believe it would likely trade at the lowest EBITDA multiple within the restaurant universe **(less than 7x)**.</u>"
>
> *– UBS, March 3, 2014*

> "Our assumption is that RL will assume half of the debt for DRI, which is roughly $1.25B. <u>Applying a **6x EV/EBITDA**</u> multiple would give us an EV slightly less than $2B, which is $5 per share for RL."
>
> *– Buckingham, March 21, 2014*

New Red Lobster's valuation will be hindered by its poor performance.

It may trade at one of the lowest, if not THE lowest, multiples in the casual dining industry.

STARBOARD VALUE®

Valuation concerns: New Red Lobster is likely to trade at a substantial discount to casual dining peers (cont'd)

Should New Red Lobster trade substantially below Darden's current multiple, Darden post separation ("New Darden") would need to trade at a significantly higher multiple than where it currently trades just to get the combined stock prices back to Darden's current price.

- Darden currently trades at approximately 9.5x LTM EBITDA; it is likely Red Lobster, as a standalone public company, will trade at a substantial discount to where Darden and the rest of its casual dining peers trade.

- For example, if New Red Lobster traded at 6.5x EBITDA, New Darden would need to trade at approximately 10.4x EBITDA just for shareholders to break even.

($ in millions)

Potential Value Destruction in a Red Lobster Spin-off		
Darden	Low	High
LTM EBITDA[1]	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA[1]	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	***10.2x***	***10.5x***
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, Capital IQ, Company filings
(1) LTM as of Q2 FY14, since that is the latest reported period for New Red Lobster

If New Darden's multiple does not expand following a spin-off, we believe more than $800 million in shareholder value could be lost.

Even if New Darden's multiple expands compared to current Darden, it will not outweigh the value destroyed through trapping the Red Lobster real estate.

Source: Bloomberg, Capital IQ, and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Real estate concerns: We believe Darden's real estate is highly valuable

We believe that Darden's real estate is highly valuable, and that the Red Lobster Separation, as conceived by management, could permanently impair that value.

- Our extensive research has indicated that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading (See *A Primer on Darden's Real Estate*, Section V).

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios (See *A Primer on Darden's Real Estate*, Section VI).

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired (See *A Primer on Darden's Real Estate*, Section VI).

- A substantial portion of Darden's real estate value comes from Red Lobster's owned real estate.

- There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner.

- In our accompanying presentation titled *A Primer on Darden's Real Estate,* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate, we outline a number of highly attractive alternatives that we believe can create significant value for shareholders.

- To supplement our own research, we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.

We believe that Darden's total owned real estate is conservatively worth approximately $4 billion, and possibly far more, and that separating the real estate could create $1-2 billion in additional shareholder value.

This opportunity could be impaired by the proposed Red Lobster Separation.

STARBOARD VALUE®

Real estate concerns: Separating Red Lobster could impair Darden's real estate value

Separating Red Lobster with its real estate could destroy significant shareholder value.

■ If Red Lobster were separated and traded at 6.5x EBITDA (in-line with analyst projections), this would imply that the market is valuing the rental portion of Red Lobster's income at approximately *one-third* of what that same income could be worth to a real estate owner that trades at the peer average multiple of approximately 18x EBITDA. Even when applying a substantial discount to peer multiples, Red Lobster's real estate is worth substantially more outside of New Red Lobster.

Potential Real Estate Value Trapped in New Red Lobster		
($ in millions)	**Real Estate in OpCo**	**Real Estate Separation**
Owned Stores	456	0
Ground Leased Stores	184	0
Leased Stores	39	679
Total	679	679
Current Rent Expense	$35	$35
Plus: Estimated Rent on Owned Real Estate [1]	--	$106
Pro Forma Rent Expense	$35	$140
New Red Lobster EBITDA (LTM)	$238	$132
Illustrative New Red Lobster multiple	*6.5x*	*6.5x*
New Red Lobster Value	**$1,546**	**$858**
Rent Paid to REIT or Buyer of DRI's Real Estate	$0	$106
Illustrative REIT multiple [2]	*14.6x*	*14.6x*
Red Lobster Real Estate Value	**$0**	**$1,544**
Total Value of Red Lobster's Business and Assets	**$1,546**	**$2,403**
Trapped Valued if Real Estate Is Kept with New Red Lobster		$856

$856 million in potential trapped value

Source: Company filings, Green Street and Starboard Value estimates

(1) Based on store-by-store rent estimates derived by Green Street and discussed in accompanying real estate presentation

(2) Midpoint of the multiple range used in our accompanying presentation *A Primer on Darden's Real Estate*, which represents a discount of approximately 20% to the triple-net REIT peer group average

If New Red Lobster were to trade at 6-7x EBITDA, as projected by many sell-side analysts, then approximately $850 million of real estate value could be trapped.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

A Special Meeting is absolutely necessary to protect shareholder interests

At the Special Meeting, we will seek shareholder approval for the following non-binding proposal:

to approve a non-binding resolution urging the Board not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval.

- Why is the Special Meeting necessary?

    1. A Red Lobster transaction is **irreversible.**

    2. **Value could be destroyed** or a sub-optimal outcome could result through the Red Lobster Separation.

    3. The Red Lobster Separation is being **rushed** at what may be **the worst possible time.**

    4. **Shareholders and analysts clearly have concerns.**

    5. Management's **interests may be misaligned** with those of shareholders.

    6. Management's and the Board's **poor track record** have not given shareholders reason to trust their decision making.

    7. Darden's **corporate governance is unacceptable** and recent Bylaw amendments have made things even worse.

    8. Management has an **alarming record of strong-arm investor relations tactics**.

    9. There are **better alternatives** to create value.

    10. A Special Meeting will provide shareholders with a forum to express a clear opinion, which the Board should honor.

Please Consent to the calling of the Special Meeting on Starboard's <u>White Request Card</u> as soon as possible.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The Special Meeting is an opportunity to send a loud and clear message to the Board

The Special Meeting will be an opportunity to send a loud and clear message to the Board that shareholders deserve a say on this vital decision.

- <u>If we are successful in calling a Special Meeting, the Board should not proceed with the Red Lobster Separation prior to the Special Meeting.</u>

- Further, if shareholders support our resolution at the Special Meeting, we are hopeful that the Board will not proceed with the Red Lobster Separation prior to the 2014 Annual Meeting without shareholder approval.

  - It is important to understand that Darden's entire Board is up for election just a few months after the expected date of the Special Meeting, if called.

- We do not believe that the Board would sanction what we would view as an egregious violation of good corporate governance, like proceeding with the Red Lobster Separation in direct opposition to a clear shareholder directive, especially just months before a potential election contest.

The Special Meeting will provide an alternative forum for shareholders to show the Board that <u>Darden's shareholders will not stand to be silenced on this critical issue.</u>

STARBOARD VALUE®

Management and the Board have not earned the right to rush this critical and irreversible decision

Management and the Board have a record of poor shareholder returns.

Darden's stock price has materially underperformed both the broader equity markets, its Proxy Peer Group and its closest direct competitors over the last 1-, 3-, and 5-year measurement periods.

Summary Returns

	Share Price Performance [1]		
	1 Year	**3 Year**	**5 Year**
S&P 500 Index	20%	52%	171%
RUSSELL 3000 Restaurants Industry	18%	68%	212%
Proxy Group [2]	29%	93%	412%
Closest Direct Peers [3]	34%	80%	400%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**

Five-Year Stock Price Chart



- Darden
- Closest Direct Competitors
- Russell 3000 Restaurant Sector Index
- Proxy Peer Group
- S&P 500 Index

Three-Year Stock Price Chart



- Darden
- Closest Direct Competitors
- Russell 3000 Restaurant Sector Index
- Proxy Peer Group
- S&P 500 Index

One-Year Stock Price Chart



- Darden
- Closest Direct Competitors
- Russell 3000 Restaurant Sector Index
- Proxy Peer Group
- S&P 500 Index

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

Management and the Board have a record of weak historical operating performance.

Same-store-sales (SSS) and traffic at both of Darden's largest brands have deteriorated significantly.







Red Lobster same-store-sales growth

Average quarterly decline in FY 2014 = (6.2%)



Olive Garden same-store-sales growth

Average quarterly decline in FY 2014 = (3.3%)



Red Lobster price and traffic growth



Olive Garden price and traffic growth

Profitability will suffer if traffic continues to decline – raising prices will not offset weak traffic

Source: Company filings, Wall Street equity research, and Knapp-Track.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

Adjusting for real estate ownership, Darden's margins are significantly below peers, despite the fact that it has an enormous scale advantage and is led by Olive Garden, which should be an extremely profitable concept given its high AUVs and pasta focus.

- We believe fully-leased EBITDA is the best metric by which to judge Darden's <u>operating performance</u>, as opposed to the earnings generated through site selection and capital investment in real estate.

  – To calculate fully-leased EBITDA, we adjusted Darden and each of its peers' EBITDA assuming that they pay full market rent on every location that is owned or ground leased.

- DRI's low fully-leased EBITDA margins reflect a bloated cost structure and poor operating performance.



Estimated LTM EBITDA margins on a fully-leased basis   *($ in millions)*

Despite high AUVs and industry leading revenue, Darden's operating performance is significantly worse than peers

Median: 10.3%

	BWLD*(1)	DFRG(2)	CAKE*	EAT	TXRH*	BBRG	RRGB*	BLMN	DRI	RT	Median
	14.9%	14.8%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	7.4%	(0.7%)	
2013 AUVs:	$2.8	$7.3	$10.4	$3.2	$4.2	$4.1	$2.8	$3.2	**$4.1**	$1.7	**$3.2**
LTM Revenue:	$1,267	$272	$1,878	$2,861	$1,423	$411	$1,107	$4,129	**$8,740**	$1,189	**$1,267**

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%.
* Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases; no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

- Since Mr. Otis became CEO in 2004, Darden has spent $6.1 billion – or $46.50 per current Darden share – on capital expenditures and acquisitions to fund revenue and EPS growth.



- Darden continued to increase growth spending year after year to increase revenue and EPS, even though returns on capital were declining dramatically.



Source: Company filings and Capital IQ.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management and the Board have not earned the right to rush this critical and irreversible decision (cont'd)

The current management team and Board have a long tenure of underperformance.

Management and Board

Name	Role	# of years at Darden	Stock price performance vs. proxy peer group since start date[1]
Clarence Otis Jr.	Chairman and Chief Executive Officer	19	(543%)[2]
C. Bradford Richmond	SVP, Chief Financial Officer	32	(543%)[2]
Michael W. Barnes	Director	2	(55%)
Christopher J. (CJ) Fraleigh	Director	6	(172%)
David H. Hughes	Director	13	(144%)
William M. Lewis Jr.	Director	9	(58%)
Maria A. Sastre	Director	16	28%[3]
Dr. Leonard L. Berry	Director	13	(136%)
Victoria D. Harker	Director	5	(52%)
Charles A. Ledsinger Jr.	Lead Independent Director	9	(58%)
Senator Connie Mack III	Director	13	(46%)
Michael D. Rose	Director	19	(543%)[2]
William S. Simon	Director	2	(55%)

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends. Proxy peer group consists of companies used in the Company's proxy statement to set executive compensation. Assumes start date at Darden, which can include multiple roles.
(2) Assumed start date of May 9, 1995, the day Darden spun off from General Mills. Darden underperformed its proxy peer group by 62% since Mr. Otis became CEO in December of 2004 and underperformed by 105% since Mr. Richmond became CFO in December of 2006.
(3) Unclear as to the exact date Maria Sastre became a board member. Assumed the date of the 1998 Annual Meeting of Stockholders as start date.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE®

The current management team and Board have a long history of disregarding shareholders' interests

Darden maintains shareholder-unfriendly corporate governance provisions:

- Action by written consent strictly prohibited.

- Darden requires at least 50% of the voting power for shareholders to call a special meeting, the highest threshold permitted under Florida law. The default Florida provision requires only 10%.

- Directors may be removed only for cause and then only by the vote of 66 2/3% of the votes entitled to be cast in the election of directors generally.

- Vacancies on the Board may only be filled by the Board.

- The number of directors is set exclusively by the Board.

- Supermajority vote requirement (66 2/3%) to amend certain Charter provisions.

- Poison pill currently in place with an "acquiring person" threshold of 15% of the outstanding common stock of Darden.

ISS has given Darden a governance Quickscore of 10, indicating the *HIGHEST POSSIBLE GOVERNANCE RISK*

- The roles of Chairman and CEO have not been separated.

- 45.45% of the non-executive directors on the Board have lengthy tenure.

- The Company does not have a majority vote standard in the election of directors.

Glass Lewis has given Darden a grade of "D" in executive compensation

- In its 2013 Proxy Paper, Glass Lewis notes:

  – *"The Company has been deficient in linking executive pay to corporate performance…[and] Shareholders should be concerned with this disconnect"*

STARBOARD VALUE®

22

The current management team and Board have a long history of disregarding shareholders' interests (cont'd)

Despite significant criticism from leading proxy advisory firms and shareholders regarding Darden's poor governance practices, the Company has actually taken steps to further disenfranchise shareholders.

<u>Darden's new Bylaw amendments serve to exacerbate Darden's already alarming corporate governance concerns:</u>

- Gives Board broad discretion to unilaterally delay the Annual Meeting beyond October.

- More stringent nomination notice and business proposal requirements.

- Sets Orange County, FL as exclusive forum for shareholders to bring derivative suits and other claims.

- Removes ability of shareholders to fill existing vacancies at next Annual or Special Meeting.

Rather than look out for the best interests of shareholders, it appears that Darden's Board has taken steps to further entrench themselves.

Darden's recent Bylaw amendments underscore the Company's <u>blatant disregard for shareholder interests.</u>

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics

We are troubled by the Company's continued attempts to avoid open discussion on the most important and difficult issues facing the Company.

- We believe Darden has avoided addressing shareholder concerns to-date regarding the Red Lobster Separation.

Recent tactics:

- On March 3rd, during Darden's call to explain the Company's rationale for the Red Lobster spin, management took questions from just four analysts and declined to provide details on several important questions.

- Darden canceled its analyst and investor meeting, scheduled for March 28, 2014, only to hold a private lunch for sell-side research analysts.

- On March 21, 2014, management shortened the Q3 2014 earnings call to 45 minutes and shut out critical analysts from asking questions.



Howard Penney @HedgeyeHWP · Mar 21
$DRI management shuts me out of another earnings call.. Running out of time is not an excuse. @jannarone article on #CNBC was $$$
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Since it appears the Company has little interest in letting shareholders have their say regarding the Red Lobster Separation, the Special Meeting will provide an alternative forum for shareholders to show the Board that Darden's shareholders will not stand to be silenced on this critical issue.

STARBOARD VALUE®

Darden is in need of substantial change

- According to a recent poll conducted by sell-side research firm Hedgeye Risk Management, **84% of respondents said that they did not believe that management's plan to spin-off Red Lobster would create value.**

- In a separate survey, Bernstein Research found that, **"Nearly all survey respondents (78%) evinced dissatisfaction with management; most (69%) would support an activist slate of BOD nominees including 80% of current shareholders."**

- Given the doubts that shareholders seem to have about the Red Lobster Separation and what appears to be a broad-based lack of trust and confidence due to management's past decisions and performance, **it is highly disturbing to see management and the Board attempt to force through this highly questionable and <u>irreversible</u> plan <u>without a shareholder vote</u> and <u>prior to the 2014 Annual Meeting</u>.**



Do you believe that management's plan to spin-off Red Lobster will create value?

RESULTS



84.17% VOTED NO   84.17% NO 117 VOTES

15.83% YES 22 VOTES

It is critical that shareholders be given an opportunity to formally express their views on the proposed separation before it is too late.

Please Consent to the calling of the Special Meeting on Starboard's <u>White Request Card</u> as soon as possible.

Source: Hedgeye Risk Management and Bernstein Research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

II.   **Serious concerns about the Red Lobster Separation**

We have serious concerns about the proposed Red Lobster Separation

Management's plan to spin off Red Lobster is the <u>wrong spin-off</u>, at the <u>wrong time</u>, for the <u>wrong reasons</u>.

- We, as shareholders, have serious concerns about Darden's proposed plan to separate Red Lobster and believe it could be both sub-optimal and value destructive.

- <u>Operational concerns</u>
  - Traffic, same-store-sales trends, and margins are the worst in years.
  - Management's announced initiatives to turn around Red Lobster are unimpressive and vague. Further, Red Lobster does not need to be a standalone company to effect change.

- <u>Timing concerns</u>
  - After decades running the brand, the Company is now attempting to rush through a separation during its worst period of performance.

- <u>Valuation concerns</u>
  - Based on Red Lobster's poor performance, we believe it will trade at a substantial discount to peers.
  - If New Darden's multiple does not expand following a spin-off, we believe more than $800 million of shareholder value could be lost.

- <u>Real estate concerns</u>
  - By separating Red Lobster with its real estate, approximately $850 million of value could be destroyed, as shown on slide 52.

We have serious concerns as to management's true motives behind the Red Lobster separation and we <u>question whether their interests are aligned with shareholders.</u>

A Red Lobster Separation is <u>irreversible</u> and value could be <u>permanently</u> impaired – a shareholder discussion must occur <u>before</u> any sale or spin-off of Red Lobster.

STARBOARD VALUE®

A. Operational concerns

Restaurant level operations have deteriorated

Over the past three quarters, SSS and traffic have declined by an average of 6.2% and 9.2%, respectively.

While management has attempted to offset traffic declines with higher prices, this appears to have caught up to them and has further exacerbated traffic declines.

Red Lobster same-store-sales



Average quarterly decline in FY 2014 = (6.2%)

Red Lobster traffic vs. price



Historically, price has been used to combat traffic declines, but now Red Lobster <u>needs</u> a turnaround plan

■ Traffic growth   ■ Price growth

Red Lobster is at a critical point where dramatic improvement in operations is necessary to improve traffic and SSS.

<u>We will be proposing an operational turnaround plan before the Special Meeting.</u>

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Red Lobster's profitability has declined substantially

Over the past 5 years, Red Lobster's EBITDA margins have declined from 11.9% to 9.3% due to same-store-sales declines and significant increases in operating expenses.

						12-months ended	FY 2014
Historical Operating Results							
($ in millions)							
Fiscal Year	**2009**	**2010**	**2011**	**2012**	**2013**	**11/24/2013**	**to date**
Sales	$2,625	$2,487	$2,520	$2,670	$2,625	$2,563	
Same-store-sales	*(2.2%)*	*(4.3%)*	*0.1%*	*4.9%*	*(2.2%)*	*(3.3%)*	*(6.2%)*
EBIT	$219	$201	$226	$204	$169	$116	
Margin	*8.4%*	*8.1%*	*8.9%*	*7.6%*	*6.4%*	*4.5%*	
EBITDA	$312	$296	$324	$311	$285	$238	
Margin	*11.9%*	*11.9%*	*12.8%*	*11.7%*	*10.9%*	*9.3%*	
SG&A	$258	$261	$280	$282	$296	$299	
% of sales	*9.8%*	*10.5%*	*11.1%*	*10.5%*	*11.3%*	*11.7%*	
Advertising	NA	NA	$135	$142	$168	NA	
% of sales	*NA*	*NA*	*5.3%*	*5.3%*	*6.4%*	*NA*	
Capex	$122	$97	$150	$177	$171	$185	

Why has SG&A increased by $41 million when revenue has decreased by $62 million?

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Despite higher than average AUVs and higher average ticket than peers, Red Lobster's margins are significantly lower than peers

We question the decision to spin off Red Lobster when its financial performance is among the worst in the casual dining industry.

- Due to its high AUVs and its best-in-class seafood supply chain, a well-managed Red Lobster should be highly profitable.

AUVs over time

($ in millions)



$4.0
$3.5
$3.0
2003 $3.6 $3.5
2004 $3.6 $3.6
2005 $3.7 $3.7
2006 $3.8 $3.7
2007 $3.9 $3.7
2008 $3.8 $3.5
2009 $3.7 $3.4
2010 $3.6 $3.4
2011 $3.8 $3.5
2012 $3.8 $3.6
2013 $3.7 $3.6
Red Lobster
Casual dining average(1)

Reported LTM EBITDA margin



15%
10%
5%
0%
9.3%
11.6%
Red Lobster
Casual dining peers(2)

Red Lobster's margin is below peers *even with* the advantage of significant real estate ownership, which enhances Red Lobster's margin

LTM SG&A margin



15%
10%
5%
0%
11.7%
7.3%
Red Lobster
Casual dining peers(2)(3)

This excessive SG&A spend is *unacceptable* and must be improved

Source: Company filings and Piper Jaffray research.

Note: Red Lobster LTM metrics refer to 12-months ended 11/24/2013.

(1) Includes Applebee's, Bonefish, Bravo Brio, Buffalo Wild Wings, Carrabba's, Cheesecake Factory, Chili's, Joe's Crab Shack, LongHorn Steakhouse, Olive Garden, Outback Steakhouse, Red Robin, Ruby Tuesday, and Texas Roadhouse.

(2) Includes BBRG, BLMN, BWLD, CAKE, EAT, RRGB, RT, and TXRH.

(3) Average when adjusting for marketing and advertising equals 8.8%.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE®

When adjusting for Red Lobster's owned real estate, its EBITDA margin is significantly worse than peers

After adjusting Red Lobster and its peers to a fully-leased basis (by adding implied market rent on owned real estate), Red Lobster's EBITDA margin is <u>significantly</u> worse.

- Red Lobster has underperformed peers by <u>more than 500bps</u> on a fully-leased LTM EBITDA margin basis.



Estimated LTM EBITDA margins on a fully-leased basis   *($ in millions)*

Compared to Darden's poor 7.4% LTM fully-leased EBITDA margin, Red Lobster standalone is even worse

Median: 10.3%

	BWLD *(1)	CAKE *	EAT	TXRH *	BBRG	RRGB *	BLMN	Red Lobster	RT	Median
	14.9%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	5.0%	(0.7%)	
2013 AUVs:	$2.8	$10.3	$3.2	$4.2	$4.1	$2.8	$3.2	**$3.7**	$1.7	**$3.2**
LTM Revenue:	$1,267	$1,878	$2,861	$1,423	$411	$1,017	$4,129	**$2,563**(2)	$1,189	**$1,345**

Source: Company filings, Capital IQ, company presentations, and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.2% and the average equals 9.3%.
* Denotes companies with at least 20% franchised properties as a percentage of total.
(1) BWLD leases the land and buildings for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) 12-months ended 11/24/2013 revenue.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The Company's announced initiatives to turn around Red Lobster are weak

The Company's "three-pronged approach and multi-year plan to drive sales and profitability" is unimpressive and vague.

From Darden's March 3rd presentation:

Three-Pronged Approach and Multi-Year Plan to Drive Sales and Profitability

- Greater focus on seafood quality, craveability and variety
  - Serve the freshest ingredients and deliver delicious tasting seafood
  - Improve product offerings to align with key consumer occasions and local preferences
- Streamlining restaurant operations to drive efficiency
- More tailored marketing and promotional strategy that leverages brand equity with core guests

Further, even these weak turnaround initiatives can easily be achieved within Darden. Red Lobster does not need to be a standalone company to effect change.

This plan does not specifically address how to accomplish a successful operational turnaround.

If these objectives can be met inside of Darden, why not keep Red Lobster within Darden in order to fully explore real estate options?

Source: Company presentation.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

B. Timing concerns

We seriously question why management is in such a rush to separate Red Lobster

Given Red Lobster's significant underperformance and temporary commodity price headwinds, we question why management appears to be rushing a separation.

- **Same-store-sales growth has declined from 5.9% in 3Q12 to (8.8%) in 3Q14.**



- **Traffic growth has declined from 1.2% in 3Q12 to (14.1%) in 3Q14.**



- **EBITDA margins have declined from 11.7% in 2012 to 9.3% 12-months ended 11/24/2013.**



Red Lobster's key operating metrics continue to get worse

This trend will create difficulties for New Red Lobster management, who will need to turn around the brand in the public spotlight

After owning Red Lobster for decades, why is now the right time to rush through a separation, especially in light of objections from some of the Company's largest shareholders?

Source: Company filings.

STARBOARD VALUE®

35

A temporary shrimp price increase has further impacted margins, but will moderate by next year

- Shrimp prices increased at an unprecedented rate in FY 2014 due to a blight that struck the shrimp population in Southeast Asia.

- Prices for white shrimp, a major input for Red Lobster, rose as much as 50% year-over-year.

- The shrimp epidemic is expected to subside by the end of 2014, at which point shrimp prices will turn from a large headwind into a tailwind.

Shrimp prices are the highest in recent history

"Shrimp inflation is expected to stay at the current high level because of production issues in Asia."

- Buckingham, March 21, 2014

"Commodity Outlook Should be Favorable in FY15 as Shrimp Pressures Ease."

- Sterne Agee, March 21, 2014



White Shrimp Cyclical Index[1]

Is the opportune time to realize maximum value for shareholders really when input costs are at an all time high due to specific and temporary reasons?

(1) Per Urner Barry's White Shrimp Index (http://www.urnerbarry.com/charts/SIWhite.htm).

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden has chosen much of the same management team to oversee New Red Lobster

Rather than conducting a full evaluation of the best external and internal candidates to oversee an independent Red Lobster, Darden is instead looking to appoint much of the same team that has overseen the business in an apparent effort to rush through the separation.

	Current / former roles:	Role at New Red Lobster:	Tenure at Darden:
Kim Lopdrup	Current: President of SRG Former: President of Red Lobster from FY 2005 – 2011	Chief Executive Officer	9 years
Salli Setta	President of Red Lobster	President	24 years
Brad Richmond	SVP & CFO of Darden	Chief Financial and Administrative Officer	32 years

Why is the Board in such a rush to spin off Red Lobster before evaluating candidates with significant operational, turnaround, and public company CEO experience?

STARBOARD VALUE®

Rather than instituting a comprehensive turnaround plan for Red Lobster, the Company appears to be tossing it aside

Red Lobster's business has deteriorated and it is in desperate need of operational improvements and brand repositioning.

- Same-store-sales and traffic have declined substantially.

- SG&A has continued to rise despite revenue declines.

- EBITDA margins have declined substantially and remain materially below peer averages.

- If management were truly interested in realizing maximum value for Red Lobster, we would expect management to address some of Red Lobster's operational headwinds before exploring a separation.

    – Instead, Darden appears to be in a rush to separate the business as fast as possible.

Is this really a sign that Darden is looking out for the best interest of its shareholders?

While New Darden management may not have to own the Red Lobster "problem" once its separated, current Darden shareholders would still own Red Lobster in the form of New Red Lobster stock.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE®

We question whether compensation decisions are motivating management to rush the separation of Red Lobster

- Given Red Lobster's challenges, we seriously question the rationale for rushing to separate the business prior to making material improvements and despite the objections from some of the Company's largest shareholders.

- Management has shown similar irrational behavior with regard to past decision making when those decisions were influenced by compensation.

- Since becoming CEO in 2004, Mr. Otis' and the rest of the executive team's annual bonus award payments were largely determined by revenue growth (30%) and EPS growth (70%).[1]

- Therefore, it was advantageous for management's personal compensation to spend significant amounts of money opening new stores and acquiring businesses, to drive these metrics, even if it resulted in poor stock price performance or poor return on capital decisions.

(1) From 2007 to 2013 Darden management's annual incentive cash payments, which is pursuant to the Management and Professional Incentive Plan (MIP), were largely determined by total Darden sales growth (30%) and total Darden EPS growth (70%). Prior to 2007, this plan was largely determined by total Darden sales growth (20%), total Darden EPS growth (60%) and return on gross investment (20%).

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Historically, Darden spent significant capital to fund growth, possibly for compensation purposes, even while returns were deteriorating

- Since Mr. Otis became CEO in 2004, Darden has spent $6.1 billion – or $46.50 per current Darden share – on capital expenditures and acquisitions to fund revenue and EPS growth.



- Darden continued to increase growth spending year after year to increase revenue and EPS, even though returns on capital were declining dramatically.



- As one of the largest cash flow generating businesses inside of Darden, Red Lobster was used to finance a significant portion of this growth.

Source: Company filings and Capital IQ.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden's significant spending allowed management to hit bonus targets despite poor shareholder returns compared to peers

■ Darden's aggressive spending on acquisitions and capital expenditures allowed the CEO to receive bonus awards that averaged approximately 91% of his bonus targets from 2007 to 2012. [5]

Percentage of Bonus Received Over Time							
Year	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**Average**
DRI CEO bonus received	74%	85%	82%	121%	113%	69%	91%



From 2007 to 2012, Darden's stock price underperformed its Proxy Peer Group by over 40%

■ While these decisions may have benefited CEO compensation, the reality is that total shareholder returns were substantially below peers and the overall market.

	Share Price Performance [1]			
	1 Year	**3 Year**	**5 Year**	**Since Mr. Otis Became CEO**
S&P 500 Index	20%	52%	171%	88%
RUSSELL 3000 Restaurants Industry	18%	68%	212%	236%
Proxy Group [2]	29%	93%	412%	191%
Closest Direct Peers [3]	34%	80%	400%	173%
Peers from Darden's 3/3/14 presentation [4]	26%	48%	331%	49%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**	**128%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)	41%
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)	(107%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)	(62%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**	**(45%)**
Underperformance vs. Peers from 3/3/14 presentation	(20%)	(30%)	(227%)	80%

As we will discuss later, we believe this is a flawed peer group which was cherry-picked by management.

It is still unimpressive

"The Company has been deficient in linking executive pay to corporate performance" – Glass Lewis

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends; assumes start of Dec. 2004 – Clarence Otis' 1st full month as CEO.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.
(4) Includes EAT, BLMN, RT, and CAKE.
(5) Based on the actual bonuses awarded to the CEO for each fiscal year as disclosed in the "Summary Compensation Table" of Darden's proxy statements, which includes performance and the target bonuses disclosed by Darden in the "Grants of Plan-Based Awards for Fiscal 2013" section of Darden's proxy statements, calculated with the current salary and annual incentive rate for the CEO at the time of approval.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE®

Red Lobster was a key driver in management missing its 2013 compensation targets

- For 2013, Darden's board set senior management's annual bonus target to be largely based on diluted net EPS growth of 11.7% and net sales growth of 9.8%.[1]

- In 2013, Darden's total adjusted EPS actually declined 9.8% and sales grew 3.7%, both falling far short of management's targets.[1]

	Target	Actual
Adj. EPS	11.7%	(9.8%)
Sales	9.8%	3.7%

- This significant miss led to the CEO achieving a bonus award equal to only 13% of his bonus target.[2]

- Red Lobster was a key driver in management missing their 2013 bonus targets, with estimated EPS declining by 12.5% and sales declining by 1.7%.





Red Lobster's frustrating results started to affect management's compensation.

Source: Company filings.

Note: EPS calculated from Red Lobster net income as reported in Form 10.

(1) Represents diluted net EPS and net sales as adjusted by Darden as disclosed in its 2013 proxy statement.

(2) Given the magnitude of Darden's shortfall to its earnings and sales targets for the fiscal year, the CEO elected to forego his MIP bonus for fiscal year 2013.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Recent changes to Darden's compensation programs make owning Red Lobster unfavorable from management's standpoint

- Due to public shareholder pressure around management compensation and the misalignment of interests between management's prior compensation plan and shareholders' interests, Darden made, what we believe to be, a reactionary announcement on December 19, 2013 that it "intends to refine compensation and incentive programs for senior management to more directly emphasize same-restaurant-sales growth and free cash flow."

- Interestingly, that same day, Darden updated its 2014 financial outlook to an expectation of an EPS decline of between 15% and 20% "due largely to a meaningful downward adjustment in the forecast of same-restaurant sales results at Red Lobster."

- Given Red Lobster's negative same-store-sales trends, it is clearly no longer in the best interest of management from a compensation standpoint to retain Red Lobster. It is interesting that now, after decades of operating inside a conglomerate, spinning off Red Lobster and its negative same-store-sales is a rushed priority...



Red Lobster same-store-sales

Red Lobster's negative SSS would adversely weigh on management's new compensation program

1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14
10.7%	6.8%	5.9%	(3.9%)	(2.6%)	(2.7%)	(6.6%)	3.2%	(5.2%)	(4.5%)	(8.8%)

Source: Company filings and Wall Street equity research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

At some point, it may be appropriate to separate Red Lobster

To be clear, we are not saying that the Company should never separate Red Lobster, or any other restaurant concept, but rather that <u>now is not the right time</u> to separate Red Lobster.

- Before rushing to separate Red Lobster, we believe a more comprehensive Company-wide plan must be crafted that includes:

    – A detailed operational turnaround plan for Darden that includes substantial cost savings and a comprehensive strategy to fix the struggling Red Lobster and Olive Garden concepts (we will provide a detailed presentation prior to the Special Meeting).

    – A portfolio approach to determine the right mix of concepts to own or separate.

    – A strategy to realize maximum value for the Company's owned real estate (see our accompanying real estate presentation titled, *A Primer on Darden's Real Estate,* which can be found at <u>http://tinyurl.com/Primer-On-Darden-Real-Estate</u>).

    – Value creation and enhanced returns on capital through franchising.

STARBOARD VALUE®

44

C.   Valuation concerns

New Red Lobster is likely to trade at a substantial discount to casual dining peers

We believe, and sell-side analysts appear to agree, that a standalone Red Lobster would have trouble attracting an investor base.

- Red Lobster, as a standalone public Company, given its lack of unit growth, declining same-store-sales, and commodity price headwinds, is likely to trade at a substantial discount to casual dining peers.

> "We find it difficult to believe many long only investors would have any interest in a standalone RL and believe it would likely trade at the lowest EBITDA multiple within the restaurant universe **(less than 7x)**."
>
> *– UBS, March 3, 2014*

> "Our assumption is that RL will assume half of the debt for DRI, which is roughly $1.25B. Applying a **6x EV/EBITDA** multiple would give us an EV slightly less than $2B, which is $5 per share for RL."
>
> *– Buckingham, March 21, 2014*

New Red Lobster's valuation will be hindered by its poor performance and likely trade at one of the lowest, if not THE lowest, multiple in the casual dining industry.

STARBOARD VALUE®

New Red Lobster is likely to trade at a substantial discount to casual dining peers (cont'd)

Should New Red Lobster trade substantially below Darden's current multiple, Darden post-separation would need to trade at a significantly higher multiple than where it currently trades just to get the combined stock prices back to Darden's current price.

- Darden currently trades at approximately 9.5x LTM EBITDA; it is likely Red Lobster, as a standalone public company, will trade at a substantial discount to where Darden currently trades.
- For example, if New Red Lobster traded at 6.5x EBITDA, New Darden would need to trade at approximately 10.4x EBITDA just for shareholders to break even.

($ in millions)

Potential Value Destruction in a Red Lobster Spin-off		
Darden	Low	High
LTM EBITDA[1]	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA[1]	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	***10.2x***	***10.5x***
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, CapitalIQ, Company filings

(1) LTM as of Q2 FY14, since that is the latest reported period for New Red Lobster

If New Darden's multiple does not expand following a spin-off, we believe more than $800 million in shareholder value could be lost.

Even if New Darden's multiple improves compared to current Darden, it will not outweigh the value destroyed through trapping the Red Lobster real estate.

Source: Bloomberg, Capital IQ, and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

D.   Real estate concerns

Separating Red Lobster could impair Darden's real estate value

We believe that Darden's real estate is highly valuable, and that the Red Lobster Separation, as conceived by management, could permanently impair that value.

- Our extensive research has indicated that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading (See A Primer on Darden's Real Estate, Section V).

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios (See A Primer on Darden's Real Estate, Section VI).

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired (See A Primer on Darden's Real Estate, Section VI).

- A substantial portion of Darden's real estate value comes from Red Lobster's owned real estate.

- There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner.

- In our accompanying presentation titled *A Primer on Darden's Real Estate* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate, we outline a number of highly attractive alternatives that we believe can create significant value for shareholders.

- To supplement our own research, we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.

We believe that Darden's total owned real estate is conservatively worth approximately $4 billion, and possibly far more, and that separating the real estate could create $1-2 billion in additional shareholder value.

This opportunity could be impaired by the proposed Red Lobster Separation.

STARBOARD VALUE®

Allowing the real estate to reside within New Red Lobster is inefficient from a valuation and tax standpoint

A substantial portion of New Red Lobster's income will be attributable to its real estate ownership, rather than its operating business.

- Because Red Lobster represents a substantial portion of Darden's owned real estate assets, Red Lobster pays substantially less in rent than a typical restaurant company that leases its properties.

- Therefore, a material portion of New Red Lobster's earnings and cash flow will actually be attributable not to the operating earnings of the restaurant business, but rather to the rent that New Red Lobster does not pay (an effective rent subsidy), which is equivalent to the rental income that a REIT could earn on those properties.



($ in millions)

New Red Lobster LTM EBITDA				
Operating Business	+	Rent "Subsidy"	=	Reported EBITDA
$132		$106		$238
Volatile and more competitive = low valuation		Stable, less competitive, and potential tax advantages = high valuation		Almost half of New Red Lobster's cash flow may be due to its rent "subsidy"

Source: Green Street Advisors and Company filings.

Please see our accompanying presentation: A Primer on Darden's Real Estate

Allowing the real estate to reside within New Red Lobster is inefficient from a valuation and tax standpoint (cont'd)

New Red Lobster is likely to trade at a substantial discount to where REITs trade.

- As discussed above, given New Red Lobster's declining same-store-sales and subpar margins, we believe it will likely trade at a substantial discount both to casual dining peers and to where Darden currently trades.
  - This discounted multiple would be applied to the consolidated earnings and cash flow of New Red Lobster, even though a material portion of those earnings and cash flow is really attributable to rental income, which should be quite stable, even if Red Lobster continues to struggle.
- On the other hand, given the positive characteristics of rental income, together with the tax efficiency available through a REIT structure, real estate businesses typically trade at substantial premiums to casual dining companies.
  - For example, triple-net-lease REITs currently trade at an LTM FFO yield of approximately 7.5% and an LTM EBITDA multiple of 18x.

	LTM	
Company	**FFO Yield**	**EV / EBITDA**
Agree Realty Corp.	7.3%	17.3x
American Realty Capital Properties, Inc.	7.7%	n.a.[(1)]
Chambers Street Properties	8.7%	20.3x
EPR Properties	7.9%	14.8x
Getty Realty Corp.	6.9%	15.5x
Gladstone Commercial Corp.	7.2%	14.7x
Lexington Realty Trust	7.6%	14.8x
National Retail Properties, Inc.	6.0%	18.5x
Realty Income Corporation	6.2%	19.9x
Select Income REIT	8.5%	14.5x
Spirit Realty Capital, Inc.	7.7%	22.9x
W. P. Carey Inc.	5.9%	27.2x
Mean	**7.3%**	**18.2x**
Median	**7.5%**	**17.3x**

Source: Capital IQ, Stifel, Nicolaus & Company Research

(1) Excludes ARCP LTM multiple of 98.4x, adjusted for Cole Real Estate Investments merger

Real estate income is worth substantially more to a real estate business than to a poorly valued operating business…

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Allowing the real estate to reside within New Red Lobster is inefficient from a valuation and tax standpoint (cont'd)

Separating Red Lobster with its real estate could destroy significant shareholder value.

- If Red Lobster were separated and traded at 6.5x EBITDA (in-line with analyst projections), this would imply that the market is valuing the rental portion of Red Lobster's income at approximately *one-third* of what that same income could be worth to a real estate owner that trades at the peer average multiple of approximately 18x EBITDA. Even when applying a substantial discount to peer multiples, Red Lobster's real estate is worth substantially more outside of New Red Lobster.

…therefore, a rent subsidy of $106 million would be worth approximately 6.5x EBITDA inside of Red Lobster versus it being worth approximately 14.6x EBITDA (which would assume a conservative discount) to a real estate owner.

Potential Real Estate Value Trapped in New Red Lobster		
($ in millions)	Real Estate in OpCo	Real Estate Separation
Owned Stores	456	0
Ground Leased Stores	184	0
Leased Stores	39	679
Total	679	679
Current Rent Expense	$35	$35
Plus: Estimated Rent on Owned Real Estate[1]	--	$106
Pro Forma Rent Expense	$35	$140
New Red Lobster EBITDA (LTM)	$238	$132
Illustrative New Red Lobster multiple	6.5x	6.5x
New Red Lobster Value	**$1,546**	**$858**
Rent Paid to REIT or Buyer of DRI's Real Estate	$0	$106
Illustrative REIT multiple [2]	14.6x	14.6x
Red Lobster Real Estate Value	**$0**	**$1,544**
Total Value of Red Lobster's Business and Assets	**$1,546**	**$2,403**
Trapped Valued if Real Estate Is Kept with New Red Lobster		**$856**

$856 million in potential trapped value

Source: Company filings, Green Street and Starboard Value estimates

(1) Based on store-by-store rent estimates derived by Green Street and discussed in accompanying real estate presentation

(2) Midpoint of the multiple range used in our accompanying presentation *A Primer on Darden's Real Estate*, which represents a discount of approximately 20% to the triple-net REIT peer group average

If New Red Lobster were to trade at 6-7x EBITDA, as projected by many sell-side analysts, then approximately $850 million of real estate value could be trapped.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The Red Lobster Separation could permanently impair real estate value

Not only is Red Lobster's real estate worth more to a real estate owner than it is inside of New Red Lobster, by spinning out Red Lobster before separating the real estate, that value may be <u>permanently</u> impaired.

- When valuing real estate, in addition to factors like location, lease agreements, and alternative uses, the credit-worthiness of the tenant is an important consideration.

  - By spinning out Red Lobster alone, the real estate within Red Lobster is likely to be less valuable than it is today inside of Darden because the credit-worthiness of Red Lobster on a stand-alone basis would be far worse than that of Darden.

  - This is especially true given management's plan to put a significant amount of debt on New Red Lobster.

- As an example, which tenant would a real estate owner value more highly:

Historical EBITDA						
($ in millions)	**2009**	**2010**	**2011**	**2012**	**2013**	**5-year change**
Red Lobster	$311.8	$296.0	$323.7	$311.2	$285.2	(8.5%)
Darden	$906.6	$939.4	$1,056.7	$1,082.7	$1,038.1	14.5%

- We have engaged in discussions with REIT analysts and potential buyers of Darden's real estate, and both strongly corroborate this view.

- Since a Red Lobster Separation is <u>irreversible</u>, if it is completed prior to a real estate separation, the real estate value could be <u>permanently</u> impaired.

We believe there are buyers interested in acquiring a package of all or a significant portion of Darden's real estate at a highly attractive valuation, and that those buyers would not be interested in purchasing real estate from New Red Lobster at a similarly attractive valuation.

Source: Capital IQ and Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

E.   Investment community's reaction

Wall street research analysts have voiced their concern and skepticism regarding a Red Lobster separation

"We find it odd management believes value can be created by separating the business into two mature companies…We think one of the most interesting statements in the Darden release was the following one: 'A spin-off will also allow us to target our efforts and investments on value creation opportunities that may be material to a stand-alone Red Lobster but not to Darden overall.' Management did not elaborate on this value-creation opportunity during the conference call, but we believe monetizing the real estate Red Lobster owns may be impactful for shareholders."

- *KeyBanc, December 20, 2013*

"**Moving forward with Red Lobster sale or spin.** Unless the separation helps drive a significant improvement in operating results, we don't envision this being very accretive to valuation. Mgmt has previously stated standalone RL will do mid-to high single-digit EBIT growth, a target that appears aggressive."

- *Oppenheimer, March 3, 2014*

"On the day Darden's strategic plan was announced, the stock closed down 4% to $51. This didn't exactly strike us as a vote of confidence in management's plan to create value. Two days later, Starboard Value announced a 5.5% position in the company and the stock rallied 6%. For the most part, the stock has traded sideways since then, until rallying 3% on the news that Starboard retained former Olive Garden president Brad Blum to serve as an advisor in its battle against Darden. The takeaway from stock action and, in our opinion, sentiment since 12/20/13 is the stock rallies when there is movement toward replacing management and sells off when management publicly digs their heels in."

- *Hedgeye, February 24, 2014*

How can the Board stubbornly move forward with this process when the market appears to have serious concerns?

Source: Wall Street equity research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Wall street research analysts have voiced their concern and skepticism regarding a Red Lobster separation

"Darden also issued its most detailed defense of its planned spin-off (or sale) of Red Lobster. However, it remains unclear to us why the combined valuation of the separate companies would exceed current DRI valuation. In addition, plans to ascribe part of the $2.20 annualized dividend to the 'new' Red Lobster, which is to be highly leveraged, increases dividend risk. DRI's dividend already looks unsustainably high."

- *BofA Merrill Lynch, March 3, 2014*

"…**But we continue to believe [management's] plan doesn't address RL problems for investors.** As we highlighted in our initiation, a RL spin doesn't address the core issue: combined profits and cash flows are deteriorating, and shareholders retain full exposure. It is still unclear how a spin actually improves core guest targeting capabilities/chances for a sales recovery or why multiple expansion would occur. We believe the most favorable outcome for investors under the current plan is a sale of RL, but short of that we see risk to the downside if investors inherit RL shares."

- *UBS, March 3, 2014*

"We believe Red Lobster has a valuable asset base that makes Darden's overall real estate portfolio materially more attractive than it would be without it. We fear management's current plan to spinoff Red Lobster is **reactionary and lacking integrity**. They haven't given a plan to stabilize and turnaround Red Lobster, but merely an excuse to cast off the struggling chain."

- *Hedgeye, March 12, 2014*

"**Despite Opposition, Management is Moving Forward in Divesting Red Lobster:** Overall, we believe the Street is disappointed by the divestiture of Red Lobster on its own. We believe that it would be more beneficial to shareholders if the company were to split into two separate entities (mature brands and growth concepts)."

- *Sterne Agee, March 21, 2014*

Source: Wall Street equity research.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Surveyed shareholders have also questioned management's proposed separation

- According to a recent poll conducted by sell-side research firm Hedgeye Risk Management, **84% of respondents said that they did not believe that management's plan to spin-off Red Lobster would create value.**

- In a separate survey, Bernstein Research found that, **"Nearly all survey respondents (78%) evinced dissatisfaction with management; most (69%) would support an activist slate of BOD nominees including 80% of current shareholders."**

- Given the doubts that shareholders seem to have about the Red Lobster Separation and what appears to be a broad-based lack of trust and confidence due to management's past decisions and performance, **it is highly disturbing to see management and the Board attempt to force through this highly questionable and <u>irreversible</u> plan <u>without a shareholder vote</u> and <u>prior to the 2014 Annual Meeting</u>.**



Do you believe that management's plan to spin-off Red Lobster will create value?
RED LOBSTER
FRESH FISH • LIVE LOBSTER
RESULTS
84.17% VOTED NO
84.17% NO 117 VOTES
15.83% YES 22 VOTES

It is critical that shareholders be given an opportunity to formally express their views on the proposed separation before it is too late.

Source: Hedgeye Risk Management and Bernstein Research.



STARBOARD VALUE®

57

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

III. Management's arguments for separating Red Lobster are incomplete and misleading

Management's arguments in support of the Red Lobster Separation are highly misleading

We do not believe that management has made a compelling case that the Red Lobster Separation will create meaningful long-term value for Darden shareholders for the following reasons:

① Management's stated rationale for the Red Lobster Separation is questionable.

② Management refuses to share key supporting assumptions to demonstrate how the Red Lobster Separation will create value.

③ Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden.

④ Management has not adequately addressed Darden's real estate value.

⑤ Management has misled shareholders regarding potential debt breakage costs.

⑥ Management has misled shareholders regarding their own performance.

We believe that the strategic rationale for the Red Lobster Separation provided by the Company in its recently filed investor presentation is incomplete and highly flawed.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

① Management's rationale for the Red Lobster Separation is questionable

	New Red Lobster Form 10	**Concerns**
Strategic focus	Allow each independent company to design and implement corporate strategies and policies that are based on the specific business characteristics of its restaurant brands.	We do not see any reason why Red Lobster cannot implement brand specific strategies and focus on the correct customer base within Darden.
Management and employee incentives	Enable Red Lobster to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. Separate equity-based compensation arrangements should more closely align the interests of Red Lobster's management and employees with the interests of its shareholders and increase Red Lobster's ability to attract and retain personnel.	■ If this is true of Red Lobster, then it is true of all eight brands. ■ Spin-offs are a good idea *at the right time and with the right portfolio mix.* Must be aligned with maximizing real estate value. ■ Management should easily be able to craft Red Lobster or region/restaurant specific bonus programs for Red Lobster within Darden.

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

① Management's rationale for the Red Lobster Separation is questionable (cont'd)

	New Red Lobster Form 10	**Concerns**
Capital allocation / capital structure	Allow each company to tailor their respective allocation of capital and capital structure in accordance with cash flow profiles and strategies of their respective businesses.	If this is the goal, the split between concepts should be growth vs. mature, not Red Lobster vs. ALL other brands.
Investor choice	Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models, and financial returns. This will allow investors to evaluate the separate and distinct merits, performance, and future prospects of each company.	We believe the choice investors want is between a national footprint mainstream casual dining company (Red Lobster, Olive Garden, and LongHorn Steakhouse) and a high-end niche restaurant company with growth potential (SRG). Before any separation occurs, a real estate transaction must be fully explored.

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

② Management refuses to share key supporting assumptions to demonstrate how the Red Lobster Separation will create value

Despite repeated inquiries, management has refused to disclose the key valuation assumptions used for Red Lobster in the analysis that led management to conclude that the Red Lobster Separation is the best alternative available to create value for shareholders.

	Analyst question	**Clarence Otis' response**
March 3, 2014	**John Glass, Morgan Stanley** "You made some assumptions about the valuation that Red Lobster is going to get and some at Specialty Restaurant. Did the board look at that? Are you willing to share those assumptions, what do you think the relative valuations are in each of those?"	"…we don't think it's constructive to share those analyses publicly."
March 21, 2014	**Joseph Buckley, BofA Merrill Lynch** "You're obviously lowering the same-store sales forecast for the year, and yes, the performance is disappointing so far. How is this working into your thoughts on the valuation of a standalone Red Lobster as you proceed with the spin?"	"We're not going to -- we don't think it's useful to get into some real detailed level of specificity."

To the contrary, we believe this analysis is critical for shareholders to fully review as part of any constructive discussion about the proposed separation.

Source: Company filings.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

② Management refuses to share key supporting assumptions to demonstrate how the Red Lobster Separation will create value (cont'd)

We believe, and sell-side analysts seem to agree, that a standalone Red Lobster, if spun off in its current state, would trade at a very low multiple, and therefore following a spin-off, the sum of New Darden and New Red Lobster's stock prices would likely be less than Darden's current price.

- If management is assuming that New Red Lobster will trade at 6-7x EBITDA, <u>we believe more than $800 million in shareholder value could be destroyed</u>, as shown in the Valuation concerns section on slide 47.

($ in millions)

Potential Value Destruction in a Red Lobster Spin-off		
Darden	**Low**	**High**
LTM EBITDA[1]	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA[1]	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	*10.2x*	*10.5x*
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, CapitalIQ, Company filings
(1) LTM as of Q2 FY14, since that is the latest reported period for New Red Lobster

- If, on the other hand, management is assuming that New Red Lobster will trade on par with Darden's current multiple, we question how management can support this assumption.

Given what we believe to be management and the Board's history of questionable decision making, how can shareholders trust the Company to rush this critical decision when management repeatedly refuses to share one of the most important assumption affecting the value that shareholders should expect to receive in a Red Lobster spin-off?

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

③ Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden

Management has argued that the primary operational rationale for the separation is that Red Lobster's customer base is different from Olive Garden's, and therefore Red Lobster needs a different focus and marketing strategy.

- The Company's presentation attempts to demonstrate differing demographic focus between Red Lobster, Olive Garden, and LongHorn's respective consumer bases, However, the customer bases have actually grown increasingly similar over time. For example, 5 years ago, 47% of Red Lobster customers made less than $60,000 vs. 44% for Olive Garden, and that spread has narrowed to 43% vs. 42% today.

Size of bars are misleading since Olive Garden total traffic is higher

Traffic as a % of total is the relevant statistic



Management's conclusion does not follow their own chart.

(See next slide)

Source: Company presentation.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

③ Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden (cont'd)

The customer demographics at Red Lobster and Olive Garden are actually very similar.

- The chart below, which uses the <u>very same data from management's chart</u>, is what management should have shown, if they were trying to provide investors with an accurate picture of Red Lobster and Olive Garden's customer bases.

- The data clearly show that <u>Red Lobster and Olive Garden have very similar customer demographics</u>.



- In a research report dated March 7, 2014, leading restaurant analyst Howard Penney of Hedgeye pointed out that management's argument regarding customer demographics, as expressed on the previous slide, *"is borderline comical."*

- In fact, in our opinion, all the data actually demonstrates that traffic among low-income customers at Red Lobster has been declining.

  – We believe this is largely due to the fact that management keeps raising prices and focusing advertising on expensive three-course combo meals rather than simple, healthy offerings at affordable price points.

As you can see, management's data actually demonstrate that Red Lobster and Olive Garden have very similar customer demographics.

Source: Company presentation.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden (cont'd)

The customer demographics at Red Lobster and Olive Garden are actually very similar (cont'd).

- As part of their real estate analysis, Green Street looked at the demographics of each of Darden's restaurant locations.

- An important takeaway from this analysis is that the **restaurant locations chosen by Red Lobster and Olive Garden have very similar market demographics,** in terms of average household income and average population.



Source: Green Street Advisors

Olive Garden and Red Lobster are located in very similar markets

Relative to Olive Garden and Red Lobster, Capital Grille's market demographics are literally off the chart

Market demographics confirm the obvious disconnect between Darden's premium and mainstream brands

Whether judging by customer or market demographics, Olive Garden and Red Lobster are clearly the most similar.

Source: Company presentation.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

3 Management has misled shareholders regarding customer demographics at Red Lobster and Olive Garden (cont'd)

Based on the Average Unit Volume (AUV) of each concept, Olive Garden and LongHorn are much closer to Red Lobster than they are to SRG.

- We do not understand how management can credibly argue Red Lobster's customer base is so different from Olive Garden's that it needs to be its own company, while Olive Garden is close enough to SRG that it should not be spun off.
- Creating a new public company with well-performing brands (such as SRG) that don't require substantial operational changes and that would be highly attractive to investors makes more sense than creating a public company with a single brand in turmoil.

Mainstream casual dining

	AUV $Millions
Olive Garden	$4.6
Red Lobster	$3.7
LongHorn Steakhouse	$3.0
Primary Major Chain Competitors (Sales of $1Billion plus 250 units)	
Texas Roadhouse	$3.9 (Dinner Only)
T.G.I. Fridays	$3.2
Outback Steakhouse	$3.0
Carrabba's Italian Grill	$3.0
'S	$2.8
Applebee's	$2.4
Ruby Tuesday	$1.8

SRG

	AUV $Millions
The Capital Grille	$7.0
Bahama Breeze	$5.5
Seasons 52 Fresh Grill	$6.2
Eddie V's Prime Seafood	$5.8
Yard House	$8.2

The first Darden spin-off of restaurant concepts should be SRG, not Red Lobster.

Source: Company presentation.

STARBOARD VALUE®
67

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

④ Management has not adequately addressed Darden's real estate value

Management has yet to adequately respond to arguments raised publicly that a Red Lobster spin-off could substantially impair the value of Darden's real estate.

- Management simply reiterates that the Company has considered options for Darden's real estate and has decided that doing nothing is the best option.

- We believe that the arguments management has presented are both incomplete and misleading.

- Management has refused to disclose certain key assumptions used in conducting its real estate analysis.

  – The amount of rent to be paid (either in total or on a per-store basis).

  – The cap rate or multiple that the market or potential buyers would be expected to use to value the real estate.

<p style="color:red; text-align:center;">These assumptions are critical to determine the value of Darden's real estate.</p>

<p style="color:red; text-align:center;">Please see our accompanying presentation focused on Darden's real estate titled <u>A Primer on Darden's Real Estate</u>.</p>

STARBOARD VALUE®

68

④ Management has not adequately addressed Darden's real estate value (cont'd)

Even if management is right that Darden's real estate would sell for, or trade at, a discount to leading triple-net REITs, this does not imply that a real estate separation would not create value for shareholders.

- Management has argued that Darden's real estate would sell for, or trade at, a discount to the multiples of triple-net-lease peers.

- However, there may be as much as a **ten multiple turn difference** between what those earnings are worth inside of Darden or New Red Lobster and what they are worth to a real estate buyer or spun out as a REIT.

  – Even at a substantial discount to typical REIT multiples, a real estate separation could still create meaningful value for shareholders.

	LTM EV/EBITDA
REIT average	18.2x
Current Darden	9.4x
Potential New Red Lobster	??

- The question is <u>not</u> where Darden's real estate would trade relative to REITs, but <u>where it would trade relative to where Darden currently trades or where New Red Lobster would be expected to trade</u>.

We believe <u>management is arguing the wrong point.</u>

Source: Company filings and Capital IQ.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs

Management has not supported its claims that a real estate transaction would involve substantial debt breakage costs.

- Management has said that Darden would have to pay $300-400 million in Make-Whole Payments[1], because a real estate transaction would necessitate refinancing Darden's approximately $2.5 billion in debt.

  – Management has suggested that these Make-Whole Payments would be required under any potential strategy to realize value for Darden's real estate.

WE DISAGREE

(1) A Make-Whole Payment is a payment to a bondholder at a price equal to the present value of the remaining interest and principal payments discounted at a specified rate (usually a U.S. Treasury rate plus a certain number of basis points). This can occur when a bond covenant amendment might be required to facilitate a corporate action but bondholders do not wish to consent, and so an indenture allows the issuer the option of paying a Make-Whole Payment to eliminate the bond.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management has claimed that a real estate transaction would entail substantial friction costs, but has declined to provide details as to why.

- Management has declined to provide details on why it believes a real estate transaction would necessitate costly Make-Whole Payments on all of Darden's debt.

  - It appears to us that management is looking only at the worst case scenario for a poorly-structured sale or spin-off of all of Darden's real estate under which neither the operating company ("OpCo") nor the real estate company would have the optimal capital structure.

    > **Greg Hessler, Bank of America:** "Can you highlight just sort of what, *specifically*, you're seeing in your bond or your debt covenants that would require you to make whole the capital structure?"
    >
    > **Brad Richmond:** "We think it's fairly clear in there that *to the degree that we would need to pay off those bonds*, there are certain provisions that those costs that we would have to incur. So we're fairly certain that those are there, and those are obligations that we would need to fulfill."
    >
    > *- Q3 Earnings Call, March 21, 2013*

  - But *does* Darden **need** to pay off all of the bonds?

    - We don't think so.


Shareholders and analysts alike have been frustrated by management's unsupported claims.


STARBOARD VALUE®

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

The Company's statements seem to contradict the findings of leading covenant experts who have examined Darden's bond agreements in detail, as well as the Company's prior statements to bondholders.

- For example, Covenant Review, a leading independent authority on bond and loan covenants, issued a research report dated February 28, 2014 that very clearly states that management's claims may not be accurate.

  > **"Although in some scenarios it is possible that some bonds might have to be redeemed depending on what transaction occurs, we think the Company and even agitating shareholders might be overestimating the likelihood of that occurring."**
  >
  > *- Covenant Review, February 28, 2014*

- Therefore, for the benefit of shareholders and the Board, we have put together a detailed analysis of Darden's key bond covenants, as well as explanations of what the potential implications are for various transaction scenarios.

  – Our full bond covenant analysis can be found in Section V of our accompanying presentation *A Primer on Darden's Real Estate* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate.

- We have also laid out some of the arguments as to why management's statements regarding Make-Whole Payments are misleading.

<p style="color:red;text-align:center;font-weight:bold;">Darden's statements regarding friction costs from separating its real estate are highly misleading.</p>

STARBOARD VALUE®

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management appears to be citing the wrong covenants when discussing breakage costs.

Mergers covenant

- Management has repeatedly told shareholders that any real estate transaction would necessitate costly Make-Whole Payments on Darden's debt because the real estate constitutes "all or substantially all" of Darden's assets.

    - First, a full REIT spin might not in fact constitute a transfer of Darden's assets "substantially as an entirety," which is the technical test.

    - Second, and more importantly, a transfer of assets "substantially as an entirety" **does not trigger Make-Whole Payments.**

        - **Instead, it triggers the "Mergers" covenant, which stipulates that the debt will become an obligation of the spin-off, rather than the parent company.**

            - This simply means that the public bonds would "travel" with the real estate, which is not necessarily an adverse consequence, as the real estate is capable of supporting substantial debt.

            - As shown in detail in Section VI of our real estate presentation, *A Primer on Darden's Real Estate*, at the *average* leverage ratio of triple-net lease peers, a Darden REIT could support virtually all of the public bonds.

REIT Debt Capacity	
Darden REIT EBITDA[1]	$281
REIT Peer Average Leverage	*6.4x*
Debt Capacity	$1,798

(1) Midpoint of our estimated range

Compares to $1.9bn outstanding public bonds

Management is either confused regarding Darden's covenants or is misleading shareholders.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

The independent Covenant Review report provides convincing support for our position on the Mergers covenant.

- Even if management argues that the Company's real estate does in fact constitute Darden's assets "substantially as an entirety," a real estate separation would not necessarily cause a violation of the Mergers covenant.

    - For example, rather than spinning off the REIT, the OpCo could be spun off instead.

    - Alternatively, "the Company could create a REIT spin-off that holds most – but not all – of the real estate assets."

- Again, it is important to note that the consequences of triggering the Mergers covenant is <u>not</u> a Make-Whole Payment, but merely that the debt will travel with the spin-off assets that constitute "substantially as an entirety."

We do not believe that the Mergers covenant in either the public or private bonds is a material concern for shareholders.

STARBOARD VALUE®

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management appears to be citing the wrong covenants when discussing breakage costs (cont'd).

<u>Change of Control covenant</u>

- Further, management has also supposedly told certain shareholders and analysts that a real estate transaction would trigger "change of control payments."
  - This argument again assumes that a full REIT spin would be a transfer of "all or substantially all of the properties or assets of the Company."
    - It also assumes that a "below investment grade rating event" would happen, which we also do not believe would happen in a well-structured transaction.
  - And a "Change of Control Triggering Event," if it were to occur, **<u>would not trigger Make-Whole Payments</u>**, but would instead require Darden to offer to redeem the notes at 101% of par, <u>which would cost only approximately $19 million</u> above face value if all of the public bonds were put.
    - Since many of the bonds currently trade above 101%, <u>it is unlikely that all of them would put</u> at 101%.
- Even if they did, this is not necessarily an adverse consequence, as we believe that, post-separation, both the REIT and the OpCo could refinance at attractive rates.
- For example, in Section VI of our real estate presentation *A Primer on Darden's Real Estate*, we outline several potential capital structures for the REIT and OpCo and demonstrate that in conservative cases Darden could save tens of millions of dollars annually in interest expense, easily repaying the $19 million in Change-of-Control costs in year 1.

Illustrative Cost of Debt

	Current Darden[1]	Real Estate Separation: OpCo[2]	REIT[2]	Blended
Debt	$2,551	$1,262	$1,288	$2,551
Weighted Avg. Int. Rate	*5.2%*	*3.1%*	*4.3%*	*3.7%*
Interest Payments	$133	$39	$55	$95

Annual Interest Savings	**$38**
Interest Rate Reduction	***150bp***

Source: Bloomberg, CapitalIQ, Company Filings

(1) Based on LTM reported numbers

(2) In order to be conservative, interest rates are assumed to be 20% higher than Brinker and NNN, respectively

It appears management is either confused regarding Darden's covenants or is misleading shareholders.

STARBOARD VALUE®

75

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

Management's current stance contradicts its prior written statements to bondholders.

- Management is on record as stating that its bond covenants do not apply to subsidiaries that are not structured as corporations – such as trusts – and therefore according to Darden itself any real estate that is in Darden's existing internal REIT or a new REIT subsidiary created by Darden **"would not be subject to any of the restrictive covenants."**

  – Management expressed this view as recently as October 2012 in the Company's final prospectus supplement for its Senior Notes due 2022 (public bonds).

  > **"These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden's subsidiaries that are not corporations**."
  >
  > *- Final Prospectus Supplement to Darden Restaurants, Inc. 3.350% Senior Notes due 2022, October 1, 2012*

  – We believe that a substantial portion of Darden's real estate is already in subsidiaries that are structured as trusts.

  – Further, the definition of an Unrestricted Subsidiary includes any subsidiary "the principal business of which consists of the owning, leasing, dealing in or development of real property."

  – Covenant Review found that "there is **no apparent limit on contributing assets to a subsidiary that would be an Unrestricted Subsidiary**."

  > **"Accordingly, Darden can contribute its real estate assets to a new subsidiary and designate that subsidiary as an Unrestricted Subsidiary. That Unrestricted Subsidiary could then sell and lease back its real estate portfolio, without having to repay debt."**
  >
  > *- Covenant Review, February 28, 2014*

Management has either forgotten about its prior written statements or is misleading shareholders.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑤ Management has misled shareholders regarding potential debt breakage costs (cont'd)

The are multiple avenues to avoid the Sale / Leaseback covenant.

- Management has also said that the Sale / Leaseback covenant would require the Company to pay Make-Whole Payments in any significant real estate transaction.
- First, as discussed earlier, according to management's own written interpretation, the covenants **do not apply** to subsidiaries that are structured as trusts (and trusts currently hold real estate or real estate could be contributed to trusts).
- Second, they **do not apply** to subsidiaries "the principal business of which consists of the owning, leasing, dealing in or development of real property," – one would think a REIT fits this definition.
- Third, even if the covenants are deemed to apply to all of Darden's subsidiaries, **Darden could also avoid the Sale / Leaseback covenant by converting the parent company into a REIT and spinning the OpCo** off to shareholders.



Structure A
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off
Structure B
DRI shareholders
Darden
OpCo
REIT
Tax-free Spin-off

  - This should avoid triggering the covenant, because Darden as the REIT "will not have sold or transferred any of their properties, and **there is no restriction on leasing those properties.**"
- In addition, even if the REIT is spun off rather than the OpCo and the covenants are deemed to apply to the subsidiaries that hold real estate, this may not constitute a sale-leaseback, as there may be no "sale" transaction.

There are multiple avenues to avoid triggering Make-Whole Payments.

STARBOARD VALUE

77

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑥ Management has misled shareholders regarding their own performance

Darden compares its stock performance to a cherry-picked peer group of just four companies – Bloomin', Brinker, Cheesecake Factory, and Ruby Tuesday.

- Management fails to mention that:
  - Ruby Tuesday is perhaps the worst-performing company in the casual dining industry and has also attracted the attention of disgruntled investors.
  - Bloomin' was not even a public company for eight of the ten years displayed in the stock chart.
  - Cheesecake Factory is not among the "Primary Major Chain Competitors" that Darden has compared itself to in past investor presentations.
- Three of those four companies are <u>not in the peer group used in the Company's proxy statement to set executive compensation</u>.



Our Total Shareholder Return Over the Past Decade Has Been Impressive
CHERRY-PICKED
200%
150%
100%
50%
0%
(50)%
(100)%
Indexed Total Return¹
Dec-2004
Clarence Otis is named CEO
166.3%
99.8%
57.2%
Feb-2004
Feb-2006
Feb-2008
Feb-2010
Feb-2012
Feb-2014
Daily from 27-Feb-2004 to 28-Feb-2014
Darden
Peers
S&P 500
Source: Bloomberg as of 28-Feb-2014 and Company press releases
Note: Peers include Bloomin', Brinker, Cheesecake Factory and Ruby Tuesday.
¹ Calculated as dividends reinvested plus share price appreciation.
13
DARDEN

Why should management use one group of companies as the basis for setting its compensation while using a different group to assess their performance?

Source: Company presentation.

STARBOARD VALUE®
78
Please see our accompanying presentation: *A Primer on Darden's Real Estate*

⑥ Management has misled shareholders regarding their own performance (cont'd)

- Below we show Darden's performance compared to all of the relevant peer groups over all of the relevant time periods.

- By almost any measure, Darden has underperformed substantially.

- Most notably, Darden has underperformed both its closest competitors and the group of companies it identifies as peers for purposes of setting executive compensation <u>by approximately 300%</u> over the last five years.

	Share Price Performance [1]			
				Since Mr. Otis
	1 Year	**3 Year**	**5 Year**	**Became CEO**
S&P 500 Index	20%	52%	171%	88%
RUSSELL 3000 Restaurants Industry	18%	68%	212%	236%
Proxy Group [2]	29%	93%	412%	191%
Closest Direct Peers [3]	34%	80%	400%	173%
Peers from Darden's 3/3/14 presentation [4]	26%	48%	331%	49%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**	**128%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)	41%
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)	(107%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)	(62%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**	**(45%)**
Underperformance vs. Peers from 3/3/14 presentation	(20%)	(30%)	(227%)	80%

> Darden's cherry-picked time period and cherry-picked peer group is the only glimpse of outperformance

- Even against Darden's cherry-picked peer group, the only period over which Darden actually outperformed is the one period management showed in its presentation, and even over that time period, Darden dramatically underperformed relative to a more appropriate peer group.

Shareholders should be equally concerned by Darden's performance and management's attempt to mislead them regarding management's performance.

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends; assumes start of Dec. 2004 – Clarence Otis' 1st full month as CEO.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.
(4) Includes EAT, BLMN, RT, and CAKE.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

IV.   Management and the Board have a poor track record

A.   Poor operating performance

Weak historical operational performance

The same-store-sales (SSS) and traffic at both of Darden's largest brands, Olive Garden and Red Lobster, has deteriorated significantly over the past two years.





Red Lobster same-store-sales growth



Average quarterly decline in FY 2014 = (6.2%)

Knapp-Track   SSS

Olive Garden same-store-sales growth



Average quarterly decline in FY 2014 = (3.3%)

Knapp-Track   SSS

Red Lobster price and traffic growth



Traffic growth   Price growth

Olive Garden price and traffic growth



Traffic growth   Price growth

Profitability will suffer if traffic continues to decline – raising prices will not offset weak traffic

Source: Company filings, Wall Street equity research, and Knapp-Track.

STARBOARD VALUE®

82

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

When adjusting for Darden's owned real estate, its EBITDA margin is significantly worse than peers

Adjusting for real estate ownership, Darden's margins are significantly below peers, despite the fact that it has an enormous scale advantage and is led by Olive Garden, which should be an extremely profitable concept given its high AUVs and pasta focus.

- We believe fully-leased EBITDA is the best metric by which to judge Darden's <u>operating performance</u>, as opposed to the earnings generated through site selection and capital investment in real estate.

  - To calculate fully-leased EBITDA, we adjusted Darden and each of its peers' EBITDA assuming that they pay full market rent on every location that is owned or ground leased.

- DRI's low fully-leased EBITDA margins reflects a bloated cost structure and poor operating performance.



Estimated LTM EBITDA margins on a fully-leased basis *($ in millions)*

Despite high AUVs and industry leading revenue, Darden's operating performance is significantly worse than peers

Median: 10.3%

	BWLD*(1)	DFRG(2)	CAKE*	EAT	TXRH*	BBRG	RRGB*	BLMN	DRI	RT	Median
margin	14.9%	14.8%	12.7%	12.4%	10.3%	10.3%	9.9%	8.6%	7.4%	(0.7%)	
2013 AUVs:	$2.8	$7.3	$10.4	$3.2	$4.2	$4.1	$2.8	$3.2	**$4.1**	$1.7	**$3.2**
LTM Revenue:	$1,267	$272	$1,878	$2,861	$1,423	$411	$1,107	$4,129	**$8,740**	$1,189	**$1,267**

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%.
* Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Despite Darden's significant revenue and unit growth, margins have not improved

- Because Darden is a restaurant conglomerate, one would expect greater economies of scale in SG&A.

- Since 2001, Darden approximately doubled both its total revenue and unit count, but SG&A as a % of sales has gotten worse.





Revenue has increased 114% since 2001 and Darden's SG&A margin <u>increased</u> 15bps while EBITDA margin improved by only 15bps

Total units increased 83% since 2001 and Darden's SG&A margin <u>increased</u> 15bps while EBITDA margin improved by only 15bps

Revenue and unit growth have not provided the leverage Darden promised.

Source: Capital IQ.

STARBOARD VALUE®

Despite having a significantly larger revenue base than peers, Darden's SG&A as a % of sales is far worse

Although Darden has the most scale in the casual dining industry, it has failed to capitalize on margin expansion to drive shareholder value.



LTM SG&A margin comparison   *($ in millions)*

> Despite being more than twice the size of the 2nd biggest peer and ~7x the peer average, Darden is among the least efficient.

Median when adjusting for marketing and advertising: 8.5%

Median: 6.5%

	EAT	TXRH	BBRG	CAKE	BLMN	BWLD	DFRG	DRI	RRGB	**Median**
	4.6%	5.4%	5.5%	6.1%	6.5%	7.6%	8.5%	9.9%	12.1%	
2013 AUVs:	$3.2	$4.2	$4.1	$10.3	$3.2	$2.9	$7.3	$4.1	$2.8	**$3.2**
LTM Revenue:	$2,861	$1,423	$411	$1,878	$4,129	$1,267	$272	$8,740	$1,017	**$1,267**

Some examples of inefficiencies

- **Excess layers of management:** At almost all levels of corporate, Darden employs an exceptionally high number of executives, with more people for each function and more layers between senior management and the restaurant.

    – This not only adds costs, but also hinders focused execution and reinforces the belief among restaurant-level employees that top management is out of touch with the day-to-day operations.

- **Unfocused advertising spend:** Darden's advertising strategy has focused mostly on expensive and ineffective national TV campaigns.

    – Management has not been nimble enough to react to consumer's interests and new digital/social methods of advertising.

    – How is it that Darden still hasn't created an iPhone app for its largest chains?

STARBOARD VALUE®

Despite having a significantly larger revenue base than peers, Darden's SG&A as a % of sales is far worse (cont'd)

- **Lucrative perks**
  - Company cars: Darden issues company cars to employees, while competitors' employees use their own cars and get reimbursed for gas and mileage.
  - Private aircraft: Management utilizes private aircraft for most travel needs, even when it is more cost efficient and reasonably convenient to fly commercial (such as the Orlando to New York route).
- **$152 million[1] headquarters:** Extraordinarily luxurious headquarters opened in 2009 in Orlando.



In the proposed Red Lobster Separation, New Red Lobster is actually moving out of this headquarters thereby creating more excess space at this location and more costs at New Red Lobster.

Source: Company website.
(1) Per the Orlando Sentinel.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Starboard's trip to Darden's impressive headquarters






ALL VISITORS


100 BEST

Darden's facilities are very impressive, but can management justify this excessive G&A spend?

Source: Starboard Value.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

B. Poor capital allocation

Significant spending on acquisitions and capex have led to questionable returns

- Since Mr. Otis became CEO in 2004, Darden has spent over $6.1 billion – or $46.50 per current Darden share – on capital expenditures and acquisitions to fund revenue and EPS growth.



- Darden continued to increase growth spending year after year to increase revenue and EPS, even though returns on capital were declining dramatically.



Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Acquisitions have not provided operating leverage

Despite numerous large acquisitions, Darden has failed to achieve synergies or margin growth.

- We question the rationale and discipline behind previous M&A deals.

Acquisition history



120%
100%
80%
60%
40%
20%
0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Although the topline grew through acquisitions, economies of scale were not realized
8/16/07: RARE acquisition for $1.4bn
LONGHORN STEAKHOUSE
THE CAPITAL GRILLE
10/12/11: Eddie V's acquisition for $59m
Eddie V's PRIME SEAFOOD
7/12/12: Yard House acquisition for $585m
Yard House
Cumulative revenue growth: +114%
Cumulative unit growth: +83%
Change in EBITDA margin: +15 bps
Change in SG&A margin: +15 bps
Sales growth
Unit growth
SG&A margin
EBITDA margin

Source: Capital IQ.

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Track record of destroying value

Darden has a history of acquiring brands at inflated prices and disposing of brands at severely discounted prices.

Yard House acquisition

- Acquired for $585 million on 7/12/2012
- **Paid more than 20x EBITDA** despite decelerating growth prospects[(1)]



"Yard House is yet to re-establish momentum since the acquisition."

- Credit Suisse, March 21, 2014

"None of these solutions ultimately solve the business issue…This fundamental issue has been compounded by what in retrospect were ill timed acquisitions of new brands (e.g. Yard House)…"

- Morgan Stanley, October 29, 2013

Smokey Bones sale

- Sold to Sun Capital Partners for $80 million announced on 12/04/2007
- **Invested over $400 million since 2002 (when Mr. Otis was named President) to open new stores and sold in 2007 for only $80 million[(2)]**
- Closed over 50 underperforming stores and sold the remaining 73 to Sun Capital Partners[(2)]



"…sell its struggling Smokey Bones Barbeque & Grill unit to an affiliate of the private-equity firm Sun Capital Partners for about $80 million… for the 2007 fiscal year, which ended in May, Smokey Bones posted annual sales of $222 million."

- Orlando Sentinel, December 5, 2007

***Acquired** Yard House for **2.2x** 2011 sales and **sold** Smokey Bones for **0.4x** of FY 2007 sales.*

Now management is looking to jettison Red Lobster.

Source: Company filings and Capital IQ.

(1) Transaction multiple based on the latest twelve month historical period, per CapitalIQ. For calendar year 2011. At the time of the announcement, management claimed that the "pro forma" 2013 acquisition multiple, including tax benefits, would be approximately 12.5x, but it is not clear that Yard House ever achieved the results assumed in this projection.

(2) Company filings. Disclosed amount invested per store of $3.49m, $3.45m, and $3.66m for 2004, 2005, and 2006, respectively. Assumed $3.0m invested per store for stores opened from 2002-2003.

(3) Orlando Sentinel.

STARBOARD VALUE®

91

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

C.   History of questionable governance practices

We believe the current management team and Board have a long history of self-interested behavior and disregard for shareholders' interests

Darden maintains shareholder-unfriendly corporate governance provisions:

- Action by written consent strictly prohibited.

- Darden requires at least 50% of the voting power for shareholders to call a special meeting, the highest threshold permitted under Florida law. The default Florida provision requires only 10%.

- Directors may be removed only for cause and then only by the vote of 66 2/3% of the votes entitled to be cast in the election of directors generally.

- Vacancies on the Board may only be filled by the Board.

- The number of directors is set exclusively by the Board.

- Supermajority vote requirement (66 2/3%) to amend certain Charter provisions.

- Poison pill currently in place with an "acquiring person" threshold of 15% of the outstanding common stock of Darden.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We believe the current management team and Board have a long history of self-interested behavior and disregard for shareholders' interests (cont'd)

<u>ISS has given Darden a governance Quickscore of 10, indicating the *HIGHEST POSSIBLE GOVERNANCE RISK*</u>

- The roles of Chairman and CEO have not been separated.

- 45.45% of the non-executive directors on the board have lengthy tenure.

- The Company does not have a majority vote standard in the election of directors.

<u>Glass Lewis has given Darden a grade of "D" in executive compensation</u>

- In its 2013 Proxy Paper, Glass Lewis notes:

  – *"The Company has been deficient in linking executive pay to corporate performance…[and] Shareholders should be concerned with this disconnect"*

  – *A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program"*

  – *Overall, the Company paid more than its peers, but performed moderately worse than its peers"*



HISTORICAL COMPENSATION GRADE   FY 2013:   D
                                  FY 2012:   D
                                  FY 2011:   C

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE®

Darden's new Bylaw amendments are a step in the wrong direction

Despite significant criticism from leading governance firms and shareholders regarding Darden's poor governance practices, the Company has actually taken steps to further disenfranchise shareholders.

<u>Darden's new Bylaw amendments serve to exacerbate Darden's already alarming corporate governance concerns:</u>

- Gives Board broad discretion to unilaterally delay the Annual Meeting beyond October.

- More stringent nomination notice and business proposal requirements.

- Sets Orange County, FL as exclusive forum for shareholders to bring derivative suits and other claims.

- Removes ability of shareholders to fill existing vacancies at next Annual or Special Meeting.

Rather than look out for the best interests of shareholders, it appears that members of Darden's Board is looking to take steps to further entrench themselves.

Darden's recent Bylaw amendments underscore what we believe to be the Company's blatant disregard for shareholder interests.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics

We are troubled by the Company's continued attempts to avoid open discussion on what we believe to be the most important and difficult issues facing the Company.

- We believe Darden has avoided addressing shareholder concerns to-date regarding the Red Lobster Separation.

Recent tactics:

- On March 3rd, during Darden's call to explain its rationale for the Red Lobster spin, management took questions from just four analysts and declined to provide details on several important questions.
- Darden canceled its analyst and investor meeting, scheduled for March 28, 2014, only to hold a private lunch for sell-side research analysts.
- On March 21, 2014, management shortened the Q3 2014 earnings call to 45 minutes and shut out critical analysts from asking questions.


HEDGEYE
Howard Penney @HedgeyeHWP · Mar 21
$DRI management shuts me out of another earnings call.. Running out of time is not an excuse. @jannarone article on #CNBC was $$$
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Since the Company has little interest in letting shareholders have their say regarding the Red Lobster Separation, the Special Meeting will provide an alternative forum for shareholders to show the Board that Darden's shareholders will not stand to be silenced on this critical issue.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Time and again Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics

Darden has a long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company.

- A recent *CNBC* article titled "Darden Uses Lobster Claws On Critical Analysts" chronicles tactics used by Darden to put a muzzle on analysts who provide critical analysis.

  - The article discusses how analysts from leading sell-side research firms have had access limited to varying degrees following their publication of analysis that did not reflect positively on management, and notes that this practice has been going on for more than a decade and continues to this day. The article highlights that:

> "In 2002, *The New York Times* published an article about Matthew DiFrisco, an analyst who downgraded Darden's stock to 'neutral' from 'outperform.' Following the downgrade, Darden's investor relations officer Matthew Stroud canceled a marketing trip with DiFrisco's clients, <u>telling him that he needed to have an 'outperform' rating to enjoy such a privilege</u>."

This is highly alarming – shareholders need to trust that management will provide equal access to sell-side analysts and that sell-side analysts will be unbiased.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

Time and again Darden has shown a blatant disregard for shareholder concerns and a propensity to silence critics (cont'd)

Darden has a long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company.

Further, on March 19, 2014, the *New York Post* published an article titled "Darden Accused of Icing out Critics of Red Lobster Spinoff", which states:

"Some investors are protesting that Darden's idea of 'direct engagement' amounts to returning the phone calls of analysts and investors who agree with its strategy while ignoring calls from dissenters. 'They've got a history of only engaging with investors and analysts who are supportive of their views,' said one Darden shareholder, who declined to give his name for fear of retribution from the company. 'If the board is so convinced [a Red Lobster spinoff] is such a great idea, then put it to a vote.'"

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

V.   Starboard and its advisors will present a comprehensive value creation plan

Prior to the Special Meeting, Starboard and its advisors will present a detailed turnaround plan for Darden

- The plan will include a full analysis of each of the value creation opportunities we have outlined and realistic supporting assumptions for each of our recommendations.

  1. A substantial Company-wide (not just Red Lobster-specific) operational improvement plan designed to reduce costs meaningfully and put restaurant performance on par with Darden's better-performing peers.

  2. An evaluation of all options for the Company's real estate holdings, including a tax-efficient sale or REIT spin-off of the owned properties. See our presentation titled *A Primer on Darden's Real Estate,* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate.

  3. An evaluation of the most logical and efficient combination of restaurant concepts to be spun out or otherwise separated from Darden.

  4. An evaluation of other value creation initiatives, such as franchising certain concepts to take advantage of international growth opportunities, as well as domestic opportunities in certain markets, and re-franchising certain existing stores in markets where Darden has operational deficiencies.

- Along with our advisors, Brad Blum, Craig Miller, Bob Mock, and Chuck Sonsteby, we have engaged one of the world's leading operationally-focused consulting firms to assist us in developing a comprehensive operational plan to successfully transform Darden.

  - We believe the perspective of leading restaurant operating executives will be invaluable to shareholders, particularly in light of the notable lack of meaningful restaurant operating experience among Darden's Board and senior management.

  - With over 100 years of experience in the casual dining industry, our team of advisors have overseen some of the most successful casual dining concepts, including some of Darden's.

- Our plan will address an operational turnaround at both Olive Garden and Red Lobster, substantial cost savings opportunities, a potential spin-out of SRG, and franchising opportunities.

We will present a comprehensive plan designed to ensure long-term value creation.

STARBOARD VALUE®

VI. Conclusion

We have serious concerns about the proposed Red Lobster Separation

Management's plan to spin off Red Lobster is the <u>wrong spin-off</u>, at the <u>wrong time</u>, for the <u>wrong reasons</u>.

- We, as shareholders, have serious concerns about Darden's proposed plan to separate Red Lobster and believe it could be both sub-optimal and value destructive.

- <u>Operational concerns</u>
  - Traffic, same-store-sales trends, and margins are the worst in years.
  - Management's announced initiatives to turn around Red Lobster are unimpressive and vague. Further, Red Lobster does not need to be a standalone company to effect change.

- <u>Timing concerns</u>
  - After decades running the brand, the Company is now attempting to rush through a separation during its worst period of performance.

- <u>Valuation concerns</u>
  - Based on Red Lobster's poor performance, we believe it will trade at a substantial discount to peers.
  - If New Darden's multiple does not expand following a spin-off, we believe more than $800 million of shareholder value could be lost.

- <u>Real estate concerns</u>
  - By separating Red Lobster with its real estate, approximately $850 million of value could be destroyed, as shown on slide 52.

We have serious concerns as to management's true motives behind the Red Lobster Separation and we <u>question whether its interests are aligned with shareholders.</u>

A Red Lobster Separation is <u>irreversible</u> and value could be <u>permanently</u> impaired – a shareholder discussion must occur <u>before</u> any sale or spin-off of Red Lobster.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We believe that Darden's real estate is highly valuable, and that the Red Lobster Separation, as conceived by management, could permanently impair that value

- Our extensive research has indicated that:

  1. Darden's real estate is worth approximately $4 billion, and possibly far more.

  2. Separating the real estate could create an additional $1-2 billion of shareholder value.

  3. A real estate separation can be structured with minimal debt breakage costs and management's comments regarding debt breakage costs are highly misleading (See A Primer on Darden's Real Estate, Section V).

  4. In a real estate separation, Darden shareholders can maintain their current dividend on a combined basis, while the combined companies will have lower payout ratios (See A Primer on Darden's Real Estate, Section VI).

  5. Both Darden as an operating company and a Darden REIT can maintain investment grade ratings, if desired (See A Primer on Darden's Real Estate, Section VI).

- A substantial portion of Darden's real estate value comes from Red Lobster's owned real estate.

- There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner.

- In our accompanying presentation titled *A Primer on Darden's Real Estate* which can be found at http://tinyurl.com/Primer-On-Darden-Real-Estate, we outline a number of highly attractive alternatives that we believe can create significant value for shareholders.

- To supplement our own research, we have retained Green Street Advisors ("Green Street"), the leading independent research firm specializing in real estate and REITs.

We believe that Darden's owned real estate is conservatively worth approximately $4 billion, and possibly far more, and that separating the real estate could create $1-2 billion in shareholder value.

This opportunity could be impaired by the proposed Red Lobster Separation.

STARBOARD VALUE®

Improving Darden's operations would create substantial shareholder value

Stripping out Darden's real estate "subsidy" reveals another large opportunity – an operational turnaround.

- The fully-leased EBITDA analysis reveals a <u>**300 basis point margin gap**</u> between Darden and peers.
  - There is no structural reason for this underperformance.
  - This is despite higher AUVs and greater scale than peers, both of which should enable Darden to achieve *higher* than average margins.

- *This* is the opportunity that first attracted us to Darden, and <u>**we will address it in detail prior to the Special Meeting.**</u>
  - We believe that this is the opportunity that Darden hired Alvarez & Marsal to analyze.
  - We have been working on a plan to address this opportunity for more than a year.
    - We have spoken to dozens of leading restaurant executives who have guided peers through similar turnaround opportunities and who have identified areas for improvement at Darden.
    - We have retained a highly qualified group of advisors, with expertise directly relevant to Darden's current situation, to assist us in refining our operating plan.
    - We have retained a leading operationally-focused consulting firm to identify additional areas for improvement.

- If Darden can address this opportunity, <u>**it can realize value for its real estate**</u> *and* <u>**still maintain margins similar to the current reported margin.**</u>

If Darden can execute on the operational opportunities that we will discuss prior to the Special Meeting, the potential for value creation is even greater than the value creation available through a real estate separation alone.

Importantly, we believe these operational changes should be made <u>in addition to</u> a real estate transaction, not instead of one.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

We think management should evaluate ALL strategic alternatives

Management should not rush to close a transaction without first evaluating all available options and strategies to enhance shareholder value to the fullest.

- We believe the plan presented by management on December 19, 2013 and reiterated on March 3, 2014 is unacceptable.

- We think management should first determine the optimal combination of Darden's brands and then develop a comprehensive plan to create value for all shareholders that includes:

  1. Substantial operating improvements (keenly focused on turning around the Red Lobster and Olive Garden concepts and fixing Darden's bloated cost structure).

  2. A logical separation of all brands.

  2. A value enhancing strategy for the Company's real estate.

  3. Value creation and enhanced returns on capital through franchising.

INSTEAD, management proposed what appears to be a hurried, reactive attempt, in the face of shareholder pressure, to cast off the weight of the struggling Red Lobster business.

STARBOARD VALUE®

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

A Special Meeting is absolutely necessary to protect shareholder interests

At the Special Meeting, we will seek shareholder approval for the following non-binding proposal:

> to approve a non-binding resolution urging the Board not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval.

- Why is the Special Meeting necessary?

  1. A Red Lobster transaction is **irreversible.**

  2. **Value could be destroyed** or a sub-optimal outcome could result through the Red Lobster Separation.

  3. The Red Lobster Separation is being **rushed** at what may be **the worst possible time.**

  4. **Shareholders and analysts clearly have concerns**.

  5. Management's **interests may be misaligned** with those of shareholders.

  6. Management's and the Board's **poor track record** have not given shareholders reason to trust their decision making.

  7. **Corporate governance is unacceptable** and was recently made worse.

  8. Management has an **alarming record of strong-arm investor relations tactics**.

  9. There are **better alternatives** to create value.

  10. A Special Meeting will provide shareholders with a forum to express a clear opinion, which the Board should honor.

STARBOARD VALUE®

106

The Special Meeting is an opportunity to send a loud and clear message to the board

The Special Meeting will be an opportunity to send a loud and clear message to the Board that shareholders deserve a say on this vital decision.

- <u>If we are successful in calling a Special Meeting, we do not believe that the Board would proceed with the Red Lobster Separation prior to the Special Meeting.</u>

- Further, if shareholders support our resolution at the Special Meeting, we are hopeful that the Board will not proceed with the Red Lobster Separation prior to the 2014 Annual Meeting without shareholder approval.

  - It is important to understand that Darden's entire Board is up for election just a few months after the expected date of the Special Meeting.

- We do not believe that the Board would sanction what we would view as an egregious violation of good corporate governance, like proceeding with the Red Lobster Separation in direct opposition to a clear shareholder directive, especially just months before a potential election contest.

The Special Meeting will provide an alternative forum for shareholders to show the Board that <u>Darden's shareholders will not stand to be silenced on this critical issue.</u>

Given their poor track record, management and the Board should not be trusted to rush this critical decision.

<u>Please Consent to the calling of the Special Meeting on Starboard's White Request Card as soon as possible.</u>

Please see our accompanying presentation: *A Primer on Darden's Real Estate*

STARBOARD VALUE®

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STARBOARD VALUE LP (“STARBOARD VALUE”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DARDEN RESTAURANTS, INC. (THE “ISSUER”). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), AND OTHER SOURCES.

STARBOARD VALUE HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

STARBOARD VALUE SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH STARBOARD VALUE BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

STARBOARD VALUE RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. STARBOARD VALUE DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

THE ANALYSIS SET FORTH HEREIN IS BASED IN PART ON INFORMATION PROVIDED BY GREEN STREET ADVISORS, INC. AND CONSTITUTES CONFIDENTIAL AND PROPRIETARY, AND TRADE SECRET INFORMATION OF GREEN STREET ADVISORS THAT MAY NOT BE PUBLISHED, QUOTED, COPIED, OR DISSEMINATED TO ANY THIRD PERSON OR ENTITY WITHOUT GREEN STREET’S WRITTEN PERMISSION.